UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BIG 5 SPORTING GOODS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-49850	95-4388794
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2525 East El Segundo Boulevard El Segundo, California		90245
(Address of principal executive offices)		(Zip Code)

Barry Emerson (310) 536-0611
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

As used herein and consistent with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”), “3TG” or “Conflict Minerals” means tin, tantalum, tungsten and gold. The Democratic Republic of the Congo and its adjoining countries are referred to as the “Covered Countries.”

As required by the Rule, Big 5 Sporting Goods Corporation (the “Company”) undertook an analysis of its products to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any 3TG was necessary to the functionality or the production process of such product. As a result, the Company determined that, during the reporting period from January 1, 2016 to December 31, 2016 (the “Relevant Period”), the Company contracted with certain in-scope vendors (the “Covered Vendors”) to manufacture certain products (the “Covered Products”) that contain 3TG necessary to the functionality or the production process of the Covered Products. The majority of the products that the Company sells are third-party branded items that are ordered from manufacturers and wholesalers. These products are typically sold by many retailers and the Company has no influence over the manufacturing of the products, including the sourcing of the components or metals contained therein. Accordingly, for purposes of the Company’s compliance with the Rule, these products are not within scope.

The Company conducted a reasonable country of origin inquiry (the “RCOI”) with respect to the 3TG in the Covered Products, as required by the Rule. The Company’s RCOI was conducted in good faith and was reasonably designed to determine whether any of the 3TG in the Covered Products originated in a Covered Country or are from recycled or scrap sources.

The Company designed its compliance program to conform, in all material respects, with the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (the “OECD Guidance”). The Company’s RCOI utilized the management systems that it put in place pursuant to the OECD Guidance, including its Conflict Minerals Policy, which is available on the Company’s website at http://www.big5sportinggoods.com. Among other things, the Company’s Conflict Minerals Policy indicates that suppliers are expected to:

•	Remain educated by participating in relevant third-party education relating to 3TG traceability and compliance with the Rule.

•	Determine which products contain 3TG content for products that the Company contracts to manufacture.

•	Exercise due diligence on products that contain 3TG content, consistent with the Rule and the OECD Guidance.

•	Cooperate in providing the Company with the information necessary to enable it to comply with its requirements under the Rule, including through the completion of questionnaires and/or certifications.

•

Adopt a policy on responsible minerals sourcing that is consistent with the Conflict Minerals Policy and establish due diligence frameworks and management systems that are consistent with the OECD Guidance, and require direct and indirect suppliers to do the same.

The Company’s RCOI process commenced with the preparation of a conflict minerals questionnaire that was then distributed to all Covered Vendors. The questionnaire is based on the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative and is similar to the questionnaire distributed by the Company in prior years. All Covered Vendors completed the questionnaires and returned them to the Company for review. When the nature of a response warranted further analysis, Company personnel contacted the relevant Covered Vendor for further written support, to clarify or validate the response.

Based on the results of its RCOI, the Company determined there was no reason to believe that, during the Relevant Period, any 3TG contained in Covered Products may have originated from Covered Countries.

A copy of this Specialized Disclosure Report on Conflict Minerals is available and accessible through the Investor Relations section of the Company’s website at http://www.big5sportinggoods.com. The content of the Company’s website is not incorporated by reference into this Specialized Disclosure Report.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BIG 5 SPORTING GOODS CORPORATION, a Delaware corporation

/s/ Barry D. Emerson	May 26, 2017
Barry D. Emerson Senior Vice President, Chief Financial Officer and Treasurer

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